Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the Company”)

CHANGES TO THE BOARD OF DIRECTORS

Shareholders are advised that Anthony (Tony) Welton, has informed MiX Telematics of his intention to retire with effect from 30 September 2019.

Tony, appointed to the board of directors in February 2008, has served as an independent non-executive director of MiX Telematics for some 10 years and as chairman of the Audit and Risk Committee for some 7 years.

Tony, who was due to retire by rotation at the Company’s upcoming annual general meeting, will accordingly not offer himself for re-election at that meeting but will remain a member of the board of directors and chairperson of the Audit and Risk Committee until 30 September 2019.

The board of directors of the Company thanks Tony for his invaluable contribution to the Company over the years and wishes him all the best.

Following Tony’s retirement, the board of directors has elected Fundiswa (Fundi) Roji-Maplanka, currently an independent non-executive director and a member of the Audit and Risk Committee, as chairperson of the Audit and Risk Committee, with effect from 1 October 2019, which election will be subject to shareholder confirmation at the upcoming annual general meeting.

Subject to shareholders confirming Fundi’s appointment as chairperson of the Audit and Risk Committee, Fundi will resign as chairperson of the Social and Ethics Committee with effect from 30 September 2019 and Fikile Futwa, currently an independent non-executive director, will take on the role of chairperson of the Social and Ethics Committee with effect from 1 October 2019.

7 June 2019

JSE sponsor